RW 1 REGISTRATION WITHDRAWAL - VIA EDGAR AND OVERNIGHT DELIVERY

TriView Global Fund, LLC

c/o TriView Capital Management, Inc.

Managing Member

5914 N. 300 West

Fremont, IN  46737

August 28, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. Duc Dang, Special Counsel

Re: TriView Global Fund, LLC Registration on Form S-1 (File No. 333-166668)

Ladies and Gentlemen:

Pursuant to Rule 477 (17 C. F. R. § 230.477(a) promulgated under the Securities Act of 1933, as amended (the “Act”), TriView Global Fund, LLC (the “Company”) hereby requests  the Securities and Exchange Commission (the “Commission”) to consent to the withdrawal of the Company’s Registration Statement on Form S-1, file number 333-166668, together with all amendments and exhibits thereto (the “Registration Statement”), effective the date of this form.

The Company has elected to withdraw rather than proceed to file a new registration statement pursuant to Regulation C Rule 415(a)(5).  During the time the registration statement was effective, the Company sold interests to less than 100 persons for a value of less than five million dollars ($5,000,000).  The Company believes the withdrawal to be consistent with the public interest and the protection of investors.  No interests in the Company were sold after the date the registration statement expired.

Please address any questions you may have to William S Scott, Esquire, The Scott Law Firm, Ltd., 470 Broadway, Suite 160 Bayonne, NJ 07002, (201) 800-4606, wscott@wscottlaw.com.

Very Truly Yours,

/s/ Michael P. Pacult

Michael P. Pacult

President, Managing Member

cc:  William Scott, Esquire